UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                     Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No 

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

February 24, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES REVOCATION OF PUBLIC OFFERING OF SUSTAINABLE BONDS

Bancolombia, as a consequence of market conditions derived from the geopolitical situation in Russia and Ukraine that has escalated in recent hours, announces the decision to revoke the public offering of sustainable bonds whose notice was published in the Stock Exchange bulletin from Colombia yesterday. This decision is made in accordance with article 857 of the Colombian Commercial Code.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Daniel Raad
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel: (571) 4885934	Tel: (571) 4885371

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 23, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance